SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

(Amendment No. 2)

TRANSACTION STATEMENT UNDER

SECTION 13(e) OF THE SECURITIES EXCHANGE ACT OF 1934 AND

RULE 13e-3 THEREUNDER

Rule 13e-3 Transaction Statement under Section 13(e)

of the Securities Exchange Act of 1934

AMTRUST FINANCIAL SERVICES, INC.

Name of Subject Company (Issuer)

AMTRUST FINANCIAL SERVICES, INC.

EVERGREEN MERGER SUB, INC.

EVERGREEN PARENT, L.P.

EVERGREEN PARENT GP, LLC

K-Z EVERGREEN, LLC

BARRY D. ZYSKIND

GEORGE KARFUNKEL

LEAH KARFUNKEL

ESTHER ZYSKIND

OTHER ROLLOVER STOCKHOLDERS

TRIDENT PINE ACQUISITION LP

TRIDENT PINE GP, LLC

TRIDENT VII PROFESSIONALS FUND, L.P.

TRIDENT VII, L.P.

TRIDENT VII DE PARALLEL FUND, L.P.

TRIDENT VII PARALLEL FUND, L.P.

(Names of Filing Persons (other person(s)))

Common Stock, $0.01 Par Value Per Share

(Title of Class of Securities)

032359309

(CUSIP Number of Class of Securities)

Trident Pine Acquisition LP c/o Stone Point Capital, LLC 20 Horseneck Lane Greenwich, CT 06930 Attention: David Wermuth Telephone: (203) 862-2900	K-Z Evergreen, LLC c/o AmTrust Financial Services, Inc. 59 Maiden Lane, 43rd Floor New York, NY 10038 Attention: Barry Zyskind Telephone: (212) 220-7120	AmTrust Financial Services, Inc. 59 Maiden Lane, 43rd Floor New York, NY 10038 Attention: Stephen Ungar Telephone: (212) 220-7120

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Steven Seidman and Laura Delanoy Willkie Farr & Gallagher LLP 787 Seventh Avenue New York, New York 10019-6099 Telephone: (212) 728-8111	Todd E. Freed and Jon A. Hlafter Skadden, Arps, Slate, Meagher & Flom LLP 4 Times Square New York, New York 10036 Telephone: (212) 735-3000

Ross A. Fieldston and Adam M. Givertz

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, NY 10019

Telephone: (212) 373-3000

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$1,390,141,958	$173,073

*	The maximum aggregate value was determined based upon the sum of: (1) 93,869,872 shares of Common Stock (including shares subject to restricted stock units, performance share units and shares of restricted Common Stock) multiplied by $14.75 per share (excluding shares of Common Stock (i) held by Merger Sub or Parent, (ii) held by the Company in treasury or (iii) held by any wholly owned subsidiary of the Company); and (2) stock options to purchase 746,894 shares of Common Stock with an exercise price per share below $14.75 multiplied by $7.45 per share (the difference between $14.75 and the weighted average exercise price of $7.30 per share).
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities and Exchange Act of 1934, as amended, by multiplying the transaction value by 0.0001245.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount Previously Paid: $156,408	Filing Party: AmTrust Financial Services, Inc.

Form or Registration No.: Schedule 14A	Date Filed: April 9, 2018

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Introduction

This Amendment No. 2 to Rule 13E-3 Transaction Statement on Schedule 13E-3, together with the exhibits hereto (the “Schedule 13E-3” or the “Transaction Statement”), is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by: (i) AmTrust Financial Services, Inc. (the “Company”) (ii) Evergreen Merger Sub, Inc. (“Merger Sub”), a Delaware corporation, (iii) Evergreen Parent, L.P. (“Parent”), a Delaware partnership, (iv) Evergreen Parent GP, LLC, a Delaware limited liability company, (“EPGP,” and together with Parent and Merger Sub, the “Parent Parties” ), (v) K-Z Evergreen, LLC, a Delaware limited liability company, (“K-Z”), (vi) Esther Zyskind, an individual, (vii) Barry D. Zyskind, Chairman and Chief Executive Officer of the Company, (viii) George Karfunkel, an individual and a director of the Company, (ix) Leah Karfunkel, an individual and a director of the Company (collectively, with Barry D. Zyskind and George Karfunkel, the “Karfunkel-Zyskind Family Persons,” and together with Esther Zyskind and K-Z, the “Family Filing Persons”), (x) Trident Pine Acquisition LP (“Trident Pine”), a Delaware limited partnership, (xi) Trident Pine GP, LLC, (“Trident Pine GP”) a Delaware limited liability company, (xii) Trident VII Professionals Fund, L.P., a Delaware limited partnership, (xiii) Trident VII, L.P., a Delaware limited partnership, (xiv) Trident VII DE Parallel Fund, L.P., a Delaware limited partnership, (xv) Trident VII Parallel Fund, L.P., a Delaware limited partnership (clauses (xii) through (xv), collectively, the “Trident VII Funds” and together with Trident Pine and Trident Pine GP, the “Trident Filing Persons”) and (xvi) certain related parties who have committed to contribute all of their shares of common stock of the Company to Parent immediately prior to the Closing of the Merger (the “Other Rollover Stockholders” and, collectively with the Karfunkel-Zyskind Family Persons, the “Rollover Stockholders”) (collectively with the Parent Parties, the Trident Filing Persons and the Family Filing Persons, the “Filing Persons”)

On March 1, 2018, Parent, Merger Sub and the Company entered into the Agreement and Plan of Merger (the “Original Merger Agreement”). On June 6, 2018, Parent, Merger Sub and the Company entered into Amendment No. 1 to the Original Merger Agreement (the “Merger Agreement Amendment”) amending the Original Merger Agreement. The Original Merger Agreement, as amended by the Merger Agreement Amendment is referred to as the “Merger Agreement” in this Transaction Statement. Pursuant to the Merger Agreement, if the conditions to the closing of the merger are either satisfied or waived, Merger Sub will be merged with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under Delaware law as the surviving corporation in the merger (the “Merger”). At the effective time of the Merger, each share of common stock of the Company, par value $0.01 per share (the “Common Stock”), that is issued and outstanding immediately prior to effective time of the Merger (other than shares of common stock of the Company that are (i) held by Merger Sub or Parent, (ii) held by the Company in treasury, (iii) held by any wholly owned subsidiary of the Company or (iv) held by any of the Company’s common stockholders who have demanded and perfected such holder’s right to appraisal of such shares in accordance with Section 262 of the General Corporation Law of the State of Delaware and have not withdrawn or otherwise lost such rights to appraisal) will be converted into the right to receive merger consideration of $14.75 per share of Common Stock in cash, without interest and less any required withholding taxes and, when so converted, will automatically be cancelled and cease to exist, except the right to receive the merger consideration. Upon completion of the Merger, the shares of Common Stock will no longer be publicly traded, and common stockholders (other than the Family Filing Persons and the Other Rollover Stockholders) will cease to have any ownership interest in the Company.

The board of directors of the Company, and based in part on the unanimous recommendation of a special committee of independent and disinterested directors, for purposes of serving on the special committee, that was established to evaluate and negotiate a potential transaction (as described more fully in the Proxy Statement (as defined below)), has unanimously (a) determined that the transactions contemplated by the Merger Agreement, including the Merger, are fair to, and in the best interests of, the Company and the Company’s unaffiliated security holders (as defined in Rule 13e-3(a)(4) of the Exchange Act, the “Unaffiliated Stockholders”), (b) approved and declared advisable the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated therein, including the Merger, and (c) resolved to recommend that the Company’s common stockholders vote for the adoption of the Merger Agreement. The Merger remains subject to the satisfaction or waiver of the conditions to closing provided for in the Merger Agreement, including obtaining the affirmative vote of (i) the holders of at least a majority of all outstanding shares of Common Stock and (ii) the holders of at least a majority of the outstanding shares of Common Stock owned by the Company’s common stockholders (other than Parent and its affiliates, the rollover stockholders (including each “immediate family member” (as such term is defined in Item 404 of Regulation S-K) of each rollover stockholder, and any trust or other entity in which any rollover stockholder or any such immediate family member holds, beneficially or otherwise, a material voting, proprietary, equity or other financial interest), and certain executive officers and directors) (collectively, the “Public Stockholders”), in favor of the adoption of the Merger Agreement.

On May 4, 2018, the Company filed with the SEC a definitive proxy statement (the “Definitive Proxy Statement”) under Regulation 14A of the Exchange Act, pursuant to which the Company’s board of directors is soliciting proxies from common stockholders of the Company in connection with the Merger. The Definitive Proxy Statement is attached hereto as Exhibit (a)(1)(A). A copy of the Original Merger Agreement is attached to the Definitive Proxy Statement as Annex A-1 and is incorporated herein by reference. On May 24, 2018, the Company filed with the SEC a supplement to the Definitive Proxy Statement (the “First Proxy Statement

Supplement”). A copy of the First Proxy Statement Supplement is attached hereto as Exhibit (a)(1)(B). Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a supplement to the Definitive Proxy Statement (the “Second Proxy Statement Supplement” and, together with the Definitive Proxy Statement and the First Proxy Statement Supplement, the “Proxy Statement”). A copy of the Second Proxy Statement Supplement is attached hereto as Exhibit (a)(1)(C). A copy of the Merger Agreement Amendment is attached to the Second Proxy Statement Supplement as Annex A and is incorporated herein by reference.

Pursuant to General Instruction F to Schedule 13E-3, the information in the Proxy Statement, including all annexes thereto, is expressly incorporated by reference herein in its entirety, and responses to each item herein are qualified in their entirety by the information contained in the Proxy Statement. The cross-references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Proxy Statement of the information required to be included in response to the items in Schedule 13E-3.

All information concerning the Company contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by the Company. Similarly, all information concerning each other Filing Person contained in, or incorporated by reference into, this Transaction Statement and the Proxy Statement was supplied by such Filing Person.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

Item 2. Subject Company Information

(a) Name and Address. The Company’s name and the address and telephone number of its principal executive offices are as follows:

AmTrust Financial Services, Inc.

59 Maiden Lane, 43rd Floor

New York, NY 10038

(212) 220-7120

(b) Securities. The classes of securities to which this Transaction Statement relates is the Company’s common stock, par value $0.01 per share, of which 196,355,520 shares were issued and outstanding as of April 23, 2018.

(c) Trading Market and Price. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding AmTrust—Market Price of the Company’s Common Stock”

(d) Dividends. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding AmTrust—Dividends”

“The Merger Agreement—Conduct of Business Pending the Merger”

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding AmTrust—Prior Public Offerings”

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding AmTrust—Transactions in Common Stock”

Item 3. Identity and Background of the Filing Persons

(a)–(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Important Information Regarding AmTrust”

“Important Information Regarding Parent, Parent GP, Merger Sub, K-Z LLC, Trident Pine, Trident Pine GP, LLC, the Karfunkel-Zyskind Family, Esther Zyskind and the Other Rollover Stockholders”

“The Parties to the Merger”

Item 4. Terms of the Transaction

(a) (1) Tender Offers. Not applicable.

(a) (2) Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub”

“The Merger Agreement—Treatment of Company Equity Awards”

“The Merger Agreement—Payment for the Common Shares in the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Filing Persons for the Merger”

“The Special Meeting—Required Vote”

“The Merger Agreement—Conditions to the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Certain of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Anticipated Accounting Treatment of the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Certain of the Company’s Directors and Executive Officers in the Merger”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Dissenters’ Rights of Appraisal”

“Dissenters’ Rights to Appraisal”

Annex B: Section 262 of the Delaware General Corporation Law

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Provisions for Unaffiliated Stockholders”

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

(a) (1)–(2) Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Special Factors—Background of the Merger”

“Special Factors—Interests of Certain of the Company’s Directors and Executive Officers in the Merger”

“Rollover Agreement”

“Important Information Regarding AmTrust—Transactions in Common Stock”

(b)–(c) Significant Corporate Events; Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Filing Persons for the Merger”

“Special Factors—Position of the Filing Persons as to Fairness of the Merger”

“Special Factors—Interests of Certain of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Rollover Agreement”

“The Merger Agreement”

“Rollover Agreement”

Annex A-1: Merger Agreement

Annex A-2: Rollover Agreement

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers About the Special Meeting and the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Certain of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Rollover Agreement”

“Special Factors—No Solicitation; No Adverse Company Recommendation”

“Special Factors—Termination”

“Special Factors—Termination Fee and Parent Expenses”

“The Special Meeting—Required Vote”

“Settlement and Support Agreement”

“The Merger Agreement”

“Rollover Agreement”

Annex A-1: Merger Agreement

Annex A-2: Rollover Agreement

Item 6. Purposes of the Transaction and Plans or Proposals.

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Special Factors—Certain Effects of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub”

“The Merger Agreement—Treatment of Company Equity Awards”

(c) (1)–(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Filing Persons for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Certain of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Rollover Agreement”

“The Special Meeting—Required Vote”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub”

“The Merger Agreement—Treatment of Company Equity Awards”

“Rollover Agreement”

“Important Information Regarding AmTrust—Dividends”

Annex A-1: Merger Agreement

Annex A-2: Rollover Agreement

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Summary Term Sheet—Purposes and Reasons of the Filing Persons for the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Filing Persons for the Merger”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Summary Term Sheet—Purposes and Reasons of the Filing Persons for the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Filing Persons for the Merger”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Summary Term Sheet—Purposes and Reasons of the Filing Persons for the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Filing Persons for the Merger”

“Special Factors—Position of the Filing Persons as to Fairness of the Merger”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Questions and Answers about the Special Meeting and the Merger”

“Summary Term Sheet”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Filing Persons for the Merger”

“Special Factors—Certain Effects of the Merger”

“Special Factors—Interests of Certain of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Anticipated Accounting Treatment of the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences of the Merger”

“The Merger Agreement—Structure of the Merger”

“The Merger Agreement—Effect of the Merger on the Common Shares of the Company and Merger Sub”

“The Merger Agreement—Treatment of Company Equity Awards”

Item 8. Fairness of the Transaction

(a)–(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Summary Term Sheet—Opinion of Deutsche Bank”

“Summary Term Sheet—Purposes and Reasons of the Filing Persons for the Merger”

“Summary Term Sheet—Interests of Certain of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Deutsche Bank”

“Special Factors—Purposes and Reasons of the Filing Persons for the Merger”

“Special Factors—Position of the Filing Persons as to Fairness of the Merger”

“Special Factors—Projected Financial Information”

“Special Factors—Interests of Certain of the Company’s Directors and Executive Officers in the Merger”

“Important Information Regarding AmTrust”

Annex C: Opinion of Deutsche Bank

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Record Date and Quorum”

“Summary Term Sheet—Required Stockholder Votes for the Merger”

“Summary Term Sheet—Conditions to the Merger”

“Questions and Answers about the Special Meeting and the Merger”

“The Special Meeting—Record Date and Quorum”

“The Special Meeting—Required Vote”

“The Merger Agreement—Conditions to the Merger”

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Summary Term Sheet—Opinion of Deutsche Bank”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Deutsche Bank”

Annex C: Opinion of Deutsche Bank

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

(f) Other Offers. Not applicable.

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)–(c) Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested equity security holder of the Company or representative who has been so designated in writing. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Summary Term Sheet—Opinion of Deutsche Bank”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Opinion of Deutsche Bank”

“Special Factors—Purposes and Reasons of the Filing Persons for the Merger”

“Special Factors—Position of the Filing Persons as to Fairness of the Merger”

“Where You Can Find Additional Information”

Annex C: Opinion of Deutsche Bank

Presentations to the Special Committee of the Board of Directors of the Company, January 4, January 16, January 29, January 31, February 5, February 7, February 11, February 20, February 22, February 26, February 28 and June 6 are filed as Exhibits (c)(2)–(c)(13), respectively, and are incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration

(a)–(b) Source of Funds; Conditions. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Summary Term Sheet—Equity Financing”

“Special Factors—Equity Financing”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Termination Fee and Parent Expenses”

“Special Factors—Fees and Expenses”

“The Merger Agreement—Termination Fee and Parent Expenses”

(d) Borrowed Funds. Not applicable.

Item 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following caption is incorporated herein by reference:

“Important Information Regarding AmTrust—Security Ownership of Management and Certain Beneficial Owners”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Rollover Agreements”

“Important Information Regarding AmTrust—Security Ownership of Management and Certain Beneficial Owners”

“Important Information Regarding AmTrust—Transactions in Common Stock”

Item 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Required Stockholder Votes for the Merger”

“Summary Term Sheet—Rollover Agreement”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Rollover Agreement”

“The Special Meeting—Required Vote”

“Rollover Agreement”

(e) Recommendation of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Reasons for the Merger; Recommendation of the Special Committee; Recommendation of the Board of Directors; Fairness of the Merger”

“Special Factors—Purposes and Reasons of the Filing Persons for the Merger”

“Special Factors—Position of the Filing Persons as to Fairness of the Merger”

Item 13. Financial Statements

(a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Important Information Regarding AmTrust —Summary Historical Consolidated Financial Data”

“Important Information Regarding AmTrust —Ratio of Earnings to Fixed Charges and Preferred Stock Dividends”

“Important Information Regarding AmTrust —Book Value Per Share”

“Where You Can Find Additional Information”

The audited financial statements included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017, filed with the Securities and Exchange Commission on March 16, 2018, as amended by the Company’s Amendment to the Annual Report on Form 10-K/A filed with the Securities and Exchange Commission on April 23, 2018, are incorporated herein by reference and included as Exhibits (a)(6) and (a)(7), respectively, hereto.

(b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a)–(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Opinion of Deustche Bank”

“Summary Term Sheet—Equity Financing”

“Questions and Answers about the Special Meeting and the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Opinion of Deutsche Bank”

“Special Factors—Equity Financing”

“Special Factors—Fees and Expenses”

“The Special Meeting—Solicitation of Proxies”

Item 15. Additional Information

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference:

“Summary Term Sheet—Interests of Certain of the Company’s Directors and Executive Officers in the Merger”

“Special Factors—Interests of Certain of the Company’s Directors and Executive Officers in the Merger”

(c) Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference.

Item 16. Exhibits

(a)(1)(A) Definitive Proxy Statement of AmTrust Financial Services, Inc. (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on May 4, 2018).

(a)(1)(B) Proxy Statement Supplement of AmTrust Financial Services, Inc. (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on May 24, 2018).

(a)(1)(C) Proxy Statement Supplement of AmTrust Financial Services, Inc. (incorporated herein by reference to the Schedule 14A filed concurrently with the Securities and Exchange Commission on June 11, 2018).

(a)(2) Form of Proxy Card (incorporated herein by reference to the Second Proxy Statement Supplement).

(a)(3) Letter to the Company Shareholders (incorporated herein by reference to the Second Proxy Statement Supplement).

(a)(4) Notice of Special Meeting of Shareholders (incorporated herein by reference to the Second Proxy Statement Supplement).

(a)(5) Press Release of the Company, dated as of March 1, 2018 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed with the Securities and Exchange Commission on March 1, 2018).

(a)(6) Annual Report on Form 10-K for the year ended December 31, 2017, filed with the Securities and Exchange Commission on March 16, 2018.

(a)(7) Amendment to the Annual Report on Form 10-K/A for the year ended December 31, 2017, filed with the Securities and Exchange Commission on April 23, 2018.

(a)(8) Memo to the Company employees, dated as of March 1, 2018 (incorporated herein by reference to Exhibit 99.2 to the Form 8-K filed with the Securities and Exchange Commission on March 1, 2018).

(a)(9) Letter, dated as of March 1, 2018 (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on March 2, 2018).

(a)(10) Letter to the Company employees, dated as of May 18, 2018 (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on May 18, 2018).

(a)(11) Investor Presentation, dated May, 2018 (incorporated by reference to the Schedule 14A filed with the Securities and Exchange Commission on May 22, 2018).

(a)(12) Letter from the Special Committee to the Company Stockholders, dated May 23, 2018 (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on May 23, 2018).

(a)(13) Presentation to Glass Lewis and Institutional Shareholder Services, dated as of May 24, 2018, presented by the Company (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on May 24, 2018).

(a)(14) Letter to the Company employees, dated as of May 24, 2018 (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on May 24, 2018).

(a)(15) Press Release of the Company, dated as of May 25, 2018 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed with the Securities and Exchange Commission on May 25, 2018).

(a)(16) Press Release of the Company, dated as of May 29, 2018 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed with the Securities and Exchange Commission on May 29, 2018).

(a)(17) Investor Presentation, presented by the Company (incorporated herein by reference to the Schedule 14A filed with the Securities and Exchange Commission on May 30, 2018).

(a)(18) Press Release of the Company, dated as of June 4, 2018 (incorporated herein by reference to Exhibit 99.1 to the Form 8-K filed with the Securities and Exchange Commission on June 4, 2018).

(a)(19) Press Release of the Company, dated as of June 7, 2018 (incorporated by reference to Exhibit 99.1 to the Form 8-K filed with the Securities and Exchange Commission on June 7, 2018).

(b) None.

(c)(1) Opinion of Deutsche Bank (incorporated herein by reference to Annex B of the Second Proxy Statement Supplement).

(c)(2)* Presentation to the Special Committee of the Board of Directors of the Company, dated January 4, 2018, presented by Deutsche Bank, provided to the Special Committee.

(c)(3)* Presentation to the Special Committee of the Board of Directors of the Company, dated January 16, 2018, presented by Deutsche Bank, provided to the Special Committee.

(c)(4)* Presentation to the Special Committee of the Board of Directors of the Company, dated January 29, 2018, presented by Deutsche Bank, provided to the Special Committee.

(c)(5)* Presentation to the Special Committee of the Board of Directors of the Company, dated January 31, 2018, presented by Deutsche Bank, provided to the Special Committee.

(c)(6)* Presentation to the Special Committee of the Board of Directors of the Company, dated February 5, 2018, presented by Deutsche Bank, provided to the Special Committee.

(c)(7)* Presentation to the Special Committee of the Board of Directors of the Company, dated February 7, 2018, presented by Deutsche Bank, provided to the Special Committee.

(c)(8)* Presentation to the Special Committee of the Board of Directors of the Company, dated February 11, 2018, presented by Deutsche Bank, provided to the Special Committee.

(c)(9)* Presentation to the Special Committee of the Board of Directors of the Company, dated February 20, 2018, presented by Deutsche Bank, provided to the Special Committee.

(c)(10)* Presentation to the Special Committee of the Board of Directors of the Company, dated February 22, 2018, presented by Deutsche Bank, provided to the Special Committee.

(c)(11)* Presentation to the Special Committee of the Board of Directors of the Company, dated February 26, 2018, presented by Deutsche Bank, provided to the Special Committee.

(c)(12)* Presentation to the Special Committee of the Board of Directors of the Company, dated February 28, 2018, presented by Deutsche Bank, provided to the Special Committee.

(c)(13) Presentation to the Special Committee of the Board of Directors of the Company, dated June 6, 2018, presented by Deutsche Bank, provided to the Special Committee.

(d)(1)(A) Agreement and Plan of Merger, dated March as of 1, 2018, by and among Evergreen Parent, L.P., Evergreen Merger Sub, Inc. and AmTrust Financial Services, Inc. (incorporated herein by reference to Annex A-1 of the Definitive Proxy Statement).

(d)(1)(B) Amendment No. 1 to the Agreement and Plan of Merger, dated as of June 6, 2018, by and among Evergreen Parent, L.P., Evergreen Merger Sub, Inc. and AmTrust Financial Services, Inc. (incorporated herein by reference to Annex A of the Second Proxy Statement Supplement).

(d)(2) Rollover Agreement, dated as of March 1, 2018, by and between Evergreen Parent, L.P. and the Rollover Stockholders (incorporated herein by reference to Annex A-2 of the Definitive Proxy Statement).

(d)(3) Interim Investors Agreement, dated March 1, 2018, by and among Evergreen Parent, L.P., Evergreen Merger Sub, Inc., K-Z Evergreen, LLC, Trident Pine Acquisition LP and, for certain limited purposes set forth therein, the Barry D. Zyskind, George Karfunkel and Leah Karfunkel (incorporated herein by reference to Exhibit 99.10 of the Schedule 13D filed by Barry D. Zyskind on March 1, 2018).

(d)(4) Trident Equity Commitment Letter, dated March 1, 2018, by and among Trident Pine Acquisition LP and Evergreen Parent, L.P (incorporated herein by reference to Exhibit 99.7 of the Schedule 13D filed by Barry D. Zyskind on March 1, 2018).

(d)(5) K-Z Equity Commitment Letter, dated March 1, 2018, by and among K-Z Evergreen, LLC and Evergreen Parent, L.P (incorporated herein by reference to Exhibit 99.8 of the Schedule 13D filed by Barry D. Zyskind on March 1, 2018).

(d)(6) Back-to-Back Commitment Letter, dated March 1, 2018, by and among Barry D. Zyskind, George Karfunkel, Leah Karfunkel and K-Z Evergreen, LLC (incorporated herein by reference to Exhibit 99.11 of the Schedule 13D filed by Barry D. Zyskind on March 1, 2018).

(d)(7) Back-to-Back Commitment Letter, dated March 1, 2018, by and among Trident Pine Acquisition LP, Trident VII, L.P., Trident VII Parallel Fund, L.P., Trident VII DE Parallel Fund, L.P. and Trident VII Professionals Fund, L.P (incorporated herein by reference to Exhibit 99.12 of the Schedule 13D filed by Barry D. Zyskind on March 1, 2018).

(d)(8) Settlement and Support Agreement, dated as of June 6, 2018, by and among AmTrust Financial Services, Inc., Evergreen Parent, L.P. and the other parties thereto (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K, dated June 7, 2018).

(f) Section 262 of the Delaware General Corporation Law (incorporated herein by reference to Annex B of the Proxy Statement).

(g) None.

*	Previously filed by this Transaction Statement on May 4, 2018.

SIGNATURES

After due inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated as of June 11, 2018

AMTRUST FINANCIAL SERVICES, INC.

By:	/s/ David Saks
	Name:	David Saks
	Title:	Chief Legal Officer

EVERGREEN MERGER SUB, INC.

By:	/s/ Barry Zyskind
	Name:	Barry D. Zyskind
	Title:	Co-President and Co-Secretary

EVERGREEN PARENT, L.P.
By Evergreen Parent, GP, LLC, its general partner

By:	/s/ Barry Zyskind
	Name:	Barry D. Zyskind
	Title:	Manager

EVERGREEN PARENT GP, LLC

By:	/s/ Barry Zyskind
	Name:	Barry D. Zyskind
	Title:	Manager

K-Z EVERGREEN, LLC

By:	/s/ Barry Zyskind
	Name:	Barry D. Zyskind
	Title:	Manager

BARRY D. ZYSKIND

/s/ Barry Zyskind
Name:	Barry D. Zyskind

GEORGE KARFUNKEL

/s/ George Karfunkel
Name:	George Karfunkel

LEAH KARFUNKEL

/s/ Leah Karfunkel
Name:	Leah Karfunkel

ROLLOVER STOCKHOLDER

/s/ Barry Karfunkel
Name:	Barry Karfunkel

ROLLOVER STOCKHOLDER

/s/ Robert Karfunkel
Name:	Robert Karfunkel

ROLLOVER STOCKHOLDER
GKarfunkel Family LLC

/s/ Henry Reinhold
Name:	Henry Reinhold
Title:	Manager

ESTHER ZYSKIND

/s/ Esther Zyskind
Name:	Esther Zyskind

TRIDENT PINE ACQUISITION LP

By Trident Pine GP, LLC, its general partner

By:	/s/ David Wermuth
	Name:	David Wermuth
	Title:	Manager

TRIDENT PINE GP, LLC

By:	/s/ David Wermuth
	Name:	David Wermuth
	Title:	Manager

TRIDENT VII PROFESSIONALS FUND, L.P.
By Stone Point Capital LLC, its manager

By:	/s/ David Wermuth
	Name:	David Wermuth
	Title:	Senior Principal; General Counsel

TRIDENT VII, L.P.
By Stone Point Capital LLC, its manager

By:	/s/ David Wermuth
	Name:	David Wermuth
	Title:	Senior Principal; General Counsel

TRIDENT VII DE PARALLEL FUND, L.P.
By Stone Point Capital LLC, its manager

By:	/s/ David Wermuth
	Name:	David Wermuth
	Title:	Senior Principal; General Counsel

TRIDENT VII PARALLEL FUND, L.P.
By Stone Point Capital LLC, its manager

By:	/s/ David Wermuth
	Name:	David Wermuth
	Title:	Senior Principal; General Counsel